United States securities and exchange commission logo





                              January 26, 2024

       Tjin Patrick Soetanto
       Chief Executive Officer
       NusaTrip Incorporated
       28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A
       RT.5/RW.4, Karet, Semanggi
       Kota Jakarta Selatan
       Daerah Khusus Ibukota
       Jakarta 12930, Indonesia

                                                        Re: NusaTrip
Incorporated
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 29,
2023
                                                            CIK No. 0002006468

       Dear Tjin Patrick Soetanto:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. You list an agent for service located outside of the United States. Instead, please provide an agent for service
with a United States address.
       Cautionary Note Regarding Forward-Looking Statements, page ii

   2. Please revise to eliminate the suggestion that your prospectus includes forward-looking statements within the
meaning of Section 27A of the Securities Act and Section 21E of the
                                                        Exchange Act. See
Securities Act Rule 27A(b)(2)(D).
 Tjin Patrick Soetanto
FirstName  LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
January 26,NameNusaTrip
            2024         Incorporated
January
Page 2 26, 2024 Page 2
FirstName LastName
Prospectus Summary
Overview, page 1

3. You disclose that you are the first Indonesian-based online travel agent (OTA) in
         Indonesia to receive International Air Transport Association (IATA) accreditation. Please disclose the benefits or purpose of such IATA accreditation.
Our Business Model, page 3

4. You disclose because you are "financially supported" by your Nasdaq-listed parent company, SOPA, NusaTrip has the financial backing to continuously re-invest in your marketing and technology platforms. Please explain the financial support from SOPA that you have received or expect to receive. Please also ensure you disclose your business after the spin-off is complete, such as if you expect any continuing support from SOPA.
Marketing and Brand Positioning, page 4

5.       Define acronyms such as B2B and B2C at first usage.
Prospectus Summary
Spin-Off, page 5

6. We note you disclose that Society Pass ("SOPA") completed a spin-off of your Common
         Stock to its stockholders. Please provide details of this Spin-Off in your next amendment.
         In this regard, you should indicate reasons for this Spin-off, the Spin-Off date, number of shared distributed to the stockholders, and the number of shares and percentage of shares owned by SOPA after the Spin-off.
Spin-Off, page 5

7. Please explain how shares of NusaTrip will be distributed to Society Pass's shareholders.
         Address whether Society Pass intends to seek shareholder approval of the spin-off and/or register the transaction under the Securities Act of 1933. If Society Pass does not intend to register the transaction, please provide your analysis as to why this is not required.
Convertible Notes, page 6

8. In the "Explanatory Note," you indicate that you are registering the resale of shares of common stock issuable upon the conversion of convertible unsecured promissory notes issued to the Selling Stockholders. Although the definition for the Convertible Notes at page ii omits the word "promissory," it appears that these are the same notes you reference in this section as converting into common stock upon consummation of the NusaTrip initial public offering. Therefore, it does not appear that you have issued the convertible promissory notes overlying shares of common stock that are included in the resale registration statement. Please explain why you believe you are eligible to register the resale of these shares of common stock at this time. For guidance, see Question 134.01
 Tjin Patrick Soetanto
FirstName  LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
January 26,NameNusaTrip
            2024         Incorporated
January
Page 3 26, 2024 Page 3
FirstName LastName
         of the Securities Act Sections Compliance and Disclosure
Interpretations.
9. We note that you are registering the resale of shares of common stock held by selling stockholders or that are issuable to selling stockholders. Given that the separation of NusaTrip from Society Pass has not occurred and that NusaTrip's common stock is currently 100% owned by Society Pass (see page ii), it does not appear that you have issued such shares. Please explain why you may register the resale of these common shares at this time.
Corporate Structure, page 7

10. You indicated on page ii that Society Pass Incorporated ("SOPA") owns 100% of your common stock. Please include SOPA in the corporate structure.
11. We note your disclosures on page 5 that 50,000 shares of Super Voting Preferred Stock were designated on January 2, 2023; however, we also note that NusaTrip Incorporated was formed in May 2023. Please expand your disclosures to clarify this discrepancy. In addition, tell us whether the terms and issuance of the Super Voting Preferred Stock to
         Raynaud Liang and Maroon Capital Limited impact the conclusion that all operating entities of the registrant are under common control by SOPA. Consolidated Results of Operations, page 39

12. Please describe the underlying causes for material changes in revenue. In this regard, please provide a breakdown of your revenue by service lines and a narrative discussion of the extent to which such changes are attributable to changes in prices and volumes or other reasons. A table appears to be missing from the bottom of page 39 providing this breakdown. Refer to Item 303(b)(2) and Item 303(c)(2) of Regulation
S-K.

13. You state the primary reason for the decrease in general and administrative expenses between reporting periods is due to the reversal of an income tax provision. Please provide further details as to the nature of this income tax provision, why it was reversed and why it has been classified within general and administrative expenses.
14. Please reconcile your disclosure at page 15 and elsewhere suggesting that you experienced a net profit in 2022 with the tabular disclosure in this section.
15. You disclose your revenues were mainly generated from the sales of air ticket for the nine months ended September 30, 2023, as it contributed to 71.53% of your total revenue, as compared to 73.66% for the nine months ended September 30, 2022. On the other hand, you disclose that revenue generated from the hotel reservation accounted for 6.39%,
         24.76% and 4.80% of your total revenue for the nine months ended September 30, 2023 and 2022 and year ended December 31, 2022, respectively. However, on page 63 you disclose that "[o]ur largest revenue stream is from hotel bookings and contributes up to
         60% of NusaTrip   s net revenues." Please revise your breakdown of
revenues by service
         lines to consistently disclose their contributions to net revenues. Tjin Patrick Soetanto
FirstName  LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
January 26,NameNusaTrip
            2024         Incorporated
January
Page 4 26, 2024 Page 4
FirstName LastName
Management's Discussion and Analysis, page 39

16. You at various times make refence to service lines, such as the sale of air tickets and hotel reservations on page 39, and on page 63 you disclose that "[o]ur reportable segments are as follows" and thereafter disclose a B2B segment, B2C segment, and Hotel platform. If a discussion of segment information and/or of other subdivisions (e.g., geographic areas, product lines) of your business is necessary to an understanding of your business, please revise to focus your discussion on each relevant reportable segment and/or other subdivision of the business and on the registrant as a whole. See Item 303(b) of
         Regulation S-K.
Gross Profit, page 40

17. You disclose gross profit margin of 98.12% for the nine months ended September 30,
         2023 was decreased by 1.88%, as compared to gross profit margin of 100.00% in
         September 30, 2022, due to expansion of IT team and software cost. Please explain how you achieve gross profit margins of 98-100%.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows, page 41

18. Your discussion of cash flows appears to merely reiterate the information presented in your statements of cash flows. In this regard, please expand your disclosure to discuss the underlying factors for changes in operating, investing and financing cash flows. Refer to
         Item 303 of Regulation S-K and Release No. 33-8350.
Business, page 53

19. You provide various graphical presentations and narrative disclosure that are attributed to third parties, such as to a "Bain analysis", Phocuswright or World Tourism Organization.
         Please ensure you disclose the source of and the date of any third party data and make clear the disclosure that is attributed to third parties.
Overview, page 53

20. Ensure that you provide a complete description of your business and that your disclosure is consistent and tailored to your company and its operations. For example, we note the following:
             outside of the risk factors section, you do not mention your purported "reputation as a music video streaming service," but you make the representation at page 21 and refer to music videos in a second risk factor at page 25;
             at page 23 you state that you use equity awards to attract talented employees, but at page ii you state that Society Pass owns 100% of your common stock;
             at page 27, you state that "any future loan agreement either for the financing of existing vessels in our fleet or any vessel acquisitions may limit the amount of dividends we can pay under some circumstances";
 Tjin Patrick Soetanto
FirstName  LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
January 26,NameNusaTrip
            2024         Incorporated
January
Page 5 26, 2024 Page 5
FirstName LastName
                at page 30, you refer to the market for "small media companies"; and
                at page 68 you include a graphic showing "impending acquisitions" in nine separate locations, but at page 1 and elsewhere you state "As of the date of this prospectus, we have no mergers or acquisitions pending or contemplated."

         Please explain each of these apparent inconsistencies, or revise as appropriate.
Our Business Model, page 58

21. Revise to explain in context what constitute "the problems of a typical OTA in SEA"
         which you are able to overcome through the practices you list. Management and Brand Positioning, page 61

22. Please discuss if you intend to contract with Thoughtful Media Group Inc. and SOPA after your spin-off.
Data Protection and Privacy, page 70

23. Revise to provide clear disclosure regarding the "various laws and regulations covering
         the privacy and protection of users    data" to which you are subject.
See Item 101(h)(4) of
         Regulation S-K.
Management
Executive Officers and Directors, page 72

24. For any officers who devote less than 100% of their professional time to your business, quantify the amount of time devoted to NusaTrip and provide corresponding Risk Factors disclosure. Make clear when each officer (such as your CEO) began service to your company in their current position, and provide a clear description of their employers and positions held over the past five years. Other individuals with missing information include Messrs. How and Neo, and Mr. How also is omitted from the table which would show his age. See Item 401(e) of Regulation S-K.
Certain Parties and Related Party Transactions
Advances from a Related Party, page 79

25. Revise to provide the details of the advances, including the dates and amounts provided and the identity of the related parties providing the advances. Also provide current and updated disclosure regarding sales of unregistered securities in Item
15.
Underwriting, page 89

26.      You state that "We intend to enter into an underwriting agreement...."
But you discuss the
         terms throughout the filing, including a discussion of the "tail financing" provision at page
         91. Disclose when you entered into the underwriting agreement.
 Tjin Patrick Soetanto
FirstName  LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
January 26,NameNusaTrip
            2024         Incorporated
January
Page 6 26, 2024 Page 6
FirstName LastName
Financial Statements
Note 1 Business Overview and Basis of Presentation, page F-7

27. We note that you have completed the Reorganization on January 2, 2023. You also disclose that "...The consolidation of Nusatrip and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying carve-out combined and consolidated financial statements..." As some of the entities listed on page F-7 were acquired in 2023 and other entities were not held under common control as of the beginning of the first period presented in the financial statements, please revise your disclosures and identify the date when each entity was first included in the carve-out financial statements for the periods presented. Refer to ASC
805-50-45.
28. On a related matter, please clarify the events that occurred as part of the "Reorganization"
         on January 2, 2023. Your disclosures refer to this as the date that all entities were under common control by SOPA; however, that date is not consistent with your disclosures listing certain transactions at the bottom of page F-7. In addition, NusaTrip Incorporated was formed in May 2023. Therefore, revise your disclosures to clarify what events occurred as part of the Reorganization.
29. We note the Company is an Online Travel Agency ("OTA"). However, you disclose that only those assets and liabilities that are specifically identifiable to the digital marketing
         business are included in the Company   s consolidated carve-out
financial statements. In
         addition, all revenues, cost of revenues and operating expenses attributable to provision of digital marketing business are reflected in accompanying carve-out combined and consolidated financial statements. Please tell us the basis of including digital marketing business rather than the OTA business in your carve-out financial statements.
30. Expand your disclosures to discuss how you accounted for the transfer of entities under common control to the registrant. In your revised disclosures, address the nature of the
         $291,134 group restructuring charge to additional paid in capital and how you have presented the equity section of the transferred entities under common control in periods prior to the registrant's formation in May 2023.
31. Please disclose the methodology you used in allocating shared costs in preparation of the carve-out financial statements. In this regard, please include allocation of costs related to corporate functions historically provided by Society Pass such as officer and employee salaries, accounting and legal services, and other selling, general and administrative expenses. Refer to Question 2 of SAB Topic 1.B.1.
Note 3 Summary of Significant Accounting Policies, page F-8

32. You have identified B2B, B2C and Hotel Platform as reportable segments on page 63.
         Explain how these reportable segments relate to your revenue service lines, and expand your footnotes to provide the disclosures required by ASC 280-10-50. Tjin Patrick Soetanto
FirstName  LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
January 26,NameNusaTrip
            2024         Incorporated
January
Page 7 26, 2024 Page 7
FirstName LastName
33. Expand your disclosures to address the nature of expenses that are considered classified as costs of revenue and explain why no costs of revenue have been recorded in certain reporting periods.
Revenue Recognition, page F-11

34. We note you disclose on page 46 and F-11 that "...revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenue from air ticketing services, air ticket commission, hotel reservation, train ticket, car rental and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied..." However, under Principal vs Agent
         Considerations on page 47 and F-11, you indicate that "... Based on
the Company   s
         evaluation of the control model, it determined that all the Company s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis..." Please revise your disclosures to clarify if you record revenue on a gross or net basis. In addition, please provide an analysis supporting your determination, including specific factors considered in applying the guidance in ASC 606-
         10-55-36 through 55-40.

35. Please provide disaggregation of your revenue into categories that show how economic factors affect the nature, amount, timing, and uncertainty of revenue and cash flows. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 to 91.
36. Expand your disclosures to address the timing of your revenue recognition. For example, you state: "Revenue from air ticketing services, air ticket commission, hotel reservation, train ticket, car rental and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied." Describe the events that occur that indicate the performance obligation has been satified. Refer to ASC 606-10-50-12 and 50-
         19. In addition, we note subscription software revenue is recognized over the contract period. Provide the disclosures required by ASC 606-10-50-18
Income Tax, page F-12

37. We note you disclose income tax policy in Note 3 and Note 10. Please address the followings:
             In Note 10, you disclose that "...The Company   s subsidiaries
mainly operate in
              California, Thailand, Vietnam, Philippines and Indonesia that are subject to taxes in the jurisdictions in which they operate..." Please tell us which entity is subject to income taxes in California and the reasons of not disclosing California income tax details in Note 10.
             Please tell us if the carve-out financial statements reflect a tax provision calculated on the separate return basis. Refer to Question 3 of SAB Topic
1.B.1.
 Tjin Patrick Soetanto
FirstName  LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
January 26,NameNusaTrip
            2024         Incorporated
January
Page 8 26, 2024 Page 8
FirstName LastName
Note 4 Inventories, page F-16

38. You indicate in Note 3 and on page 45 that inventories include hardware equipment and
         peripheral costs which are purchased from the Company   s suppliers as
merchandized
         goods and the inventories were amounted to $667,098 and $534,670 at September 30,
         2023 and December 31, 2022, respectively. However, you disclose in
Note 4 that "...all
         finished goods inventories were related to air tickets...The inventories amounted to
         $162,829 and $825 at September 30, 2023 and December 31, 2022,
respectively...." Please
         resolve these inconsistencies and revise your filings as appropriate.
Note 9 Shareholders' Equity, page F-18

39. Expand your disclosures, as appropriate, to address the issuance of and accounting for warrants to SOPA in January 2023 to acquire 1.6 million common shares at $1.50 per share, as disclosed on page 79.
Note 10 Income Taxes, page F-19

40. We note you have not provided for a full valuation allowance against the deferred tax assets on expected future tax benefits from the net operating loss carryforwards of
         Malaysia and PTTSM, even though management believes it is more likely than not that these assets will not be realized in the future. Please clarify why you have not provided a full valuation allowance when realizability is not more likely than not, or revise your disclosures as necessary.
Exhibits

41. Your list at page II-2 includes no legality opinion and no material contracts. In your
         Business section and elsewhere, please disclose the scope and terms of any material agreements with third parties, and file all such agreements as exhibits. For example, in a risk factor at page 22, you allude to risks from the expiration or termination of your agreements with third parties; at page 65, you refer to agreements with key employees and confidentiality agreements with employees, third parties, and others; and at page F-7 in
         Note 1, you state that "The Company negotiates agreements with airlines, hotels, and other travel suppliers to access their inventory and offer competitive prices to customers."
         In addition, at page 42, you disclose that for the year ended December 31, 2022, you had one customer that accounted for more than 30% of your revenues. See
Item 601 of
         Regulation S-K.
General

42.      You disclose that "SEA    refers to the Southeast Asia geographic
region. Please list or
         define the countries of the Southeast geographic region.
43. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
 Tjin Patrick Soetanto
NusaTrip Incorporated
January 26, 2024
Page 9
       behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        Please contact Joanna Lam, Staff Accountant, at (202) 551-3476 or
Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNameTjin Patrick Soetanto
                                                             Division of
Corporation Finance
Comapany NameNusaTrip Incorporated
                                                             Office of Energy &
Transportation
January 26, 2024 Page 9
cc:       Ted Paraskevas, Esq., of Loeb & Loeb LLP
FirstName LastName